Exhibit 99.1

Richmont Mines CEO Enters Into Automatic Securities Disposition Plan

TSX - NYSE: RIC

TORONTO, Aug. 8, 2017 /CNW/ - Richmont Mines Inc. (TSX - NYSE: RIC) ("Richmont" or the "Corporation") announces that Renaud Adams, President & Chief Executive Officer, has entered into an automatic securities disposition plan ("ASDP"). The ASDP was prepared in accordance with applicable provincial securities legislation, and relates exclusively to the sale of employment inducement stock options ("Inducement Options") awarded to Mr. Adams in November, 2014.

The objective of the ASDP is to facilitate the exercise and sale of the remaining 675,000 (approx. 1% of the current shares outstanding) of the original Inducement Options of Richmont currently held by Mr. Adams. The options will be exercised and sold by an independent broker on the open market over a period of time up to their expiration date of October 15, 2019 and are subject to minimum price thresholds as specified in the ASDP. For greater certainty, the ASDP does not cover other equity holdings held by Mr. Adams.

An ASDP permits an insider, at a time when such insider is not in possession of material non-public information regarding an issuer, to establish a pre-arranged plan to sell securities of the issuer on an automatic basis, regardless of whether trading restrictions are subsequently imposed or the insider subsequently receives material non-public information regarding the issuer or its securities. Once an ASDP is established, the insider is not permitted to exercise any further discretion or influence over how, whether or when dispositions will occur pursuant to the plan and may not transmit material non-public information regarding the issuer or its securities to the broker under the ASDP.

Dispositions pursuant to the plan will be reported on SEDI at www.sedi.ca in accordance with applicable Canadian securities laws.

About Richmont Mines Inc.
Richmont Mines currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the significant high-grade resource extension at depth of the Island Gold Mine in Ontario. With more than 35 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth.

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may", "objective" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law or regulation, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release.

SOURCE Richmont Mines

View original content: http://www.newswire.ca/en/releases/archive/August2017/08/c6542.html

%CIK: 0001023996

For further information: Renaud Adams, President and CEO, Phone: 416 368-0291 ext. 101; Anne Day, Senior Vice-President, Investor Relations, Phone: 416 368-0291 ext. 105

CO: Richmont Mines

CNW 16:30e 08-AUG-17